Filed Pursuant to Rule 424(b)(3)

Registration No. 333-127405

SUPPLEMENT NO. 4 DATED SEPTEMBER 13, 2007, TO THE PROSPECTUS DATED

JULY 20, 2007 OF CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated July 20, 2007 as supplemented by our Supplement No. 1 dated August 1, 2007, our Supplement No. 2 dated August 15, 2007 and our Supplement No. 3 dated September 7, 2007. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus. Capitalized terms used in this Supplement No. 4 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

REAL ESTATE INVESTMENTS

The following information should be read in conjunction with the information in our prospectus, including the sections “Risk Factors” and “Real Estate Investments,” and the risk factors described herein.

Investment in CB Richard Ellis Strategic Partners Asia II, L.P.

CB Richard Ellis Investors, L.L.C, or CBRE Investors, our sponsor, formed CB Richard Ellis Strategic Partners Asia II, L.P., or CBRE Asia Fund, on June 22, 2007 to purchase, reposition, develop, hold for investment and sell institutional quality real estate and related assets in targeted markets in Asia, China, Japan, India, South Korea, Hong Kong, Singapore and other Asia Pacific markets. CBRE Asia Fund is managed by CB Richard Ellis Investors SP Asia II, LLC, or the Fund Manager, an affiliate of CBRE Investors. The Fund Manager will capitalize on the CB Richard Ellis platform in making investments in the targeted markets, with access to local market knowledge and expertise provided by the combined efforts of employees working from offices in China, Japan, India, Singapore, and South Korea. The initial subscription period in CBRE Asia Fund closed in July 2007 and CBRE Asia Fund will seek additional commitments for six months from the closing. CBRE Asia Fund has an eight year term, which may be extended for up to two, one-year periods with the approval of two-thirds of the limited partners. As of the date of this Supplement No. 4, CBRE Asia Fund had aggregate investor commitments of approximately $185 million from institutional investors including CBRE Investors, Deutsche Bank and the California State Teachers’ Retirement System.

We have agreed to a capital commitment of up to $20 million in CBRE Asia Fund. Our investment in CBRE Asia Fund is in the form of a limited partnership interest. Except in certain limited circumstances such as transfers to affiliates or successor trustees or state agencies, we will not be permitted to sell our interest in CBRE Asia Fund without the prior written consent of the general partner, which the general partner may withhold in its sole discretion. We currently are unable to determine what our ultimate percentage ownership interest in CBRE Asia Fund might be as a result of our capital commitment. If we, and all other currently committed capital investors, had funded their entire commitments in CBRE Asia Fund as of the date of this Supplement No. 4, we would own an ownership interest of approximately 10.8% in CBRE Asia Fund. In addition, if we had funded our entire capital commitment in CBRE Asia Fund as of the date of this Supplement No. 4, our investment in CBRE Asia Fund would represent 5.5% of our total assets. We believe that investing in CBRE Asia Fund will provide benefits to our investors because it will allow us to diversify our portfolio of properties at a faster rate than we could obtain by investing directly, which may reduce risks to investors in us. We do not expect that we will incur additional costs of any significance associated with investing in CBRE Asia Fund compared to acquiring interests in real estate directly.

As of the date of this Supplement No. 4, CBRE Asia Fund has made three investments, one in China and two in Japan. The first investment is a 25% equity interest in the joint venture that owns Tianjin Beiyang Plaza located in Tianjin, China. CBRE Asia Fund acquired the interest for approximately $20.5 million. Shanghai Forte owns a 75% equity interest in the venture and is one of the largest developers in China. The project is a 42 story, 1.4 million of square foot mixed-use redevelopment project in Tianjin, China consisting of a 590,000 square foot office tower that will include a five star Raffles hotel and a 420,000 square foot Raffles managed serviced apartment tower over a 350,000 square foot retail podium. The second investment is a four building portfolio in Japan consisting of one residential and three commercial properties located in central Tokyo, Japan. Three of the four properties were acquired upon their completion on March 28, 2007 and the fourth was acquired on May 30, 2007. The properties were acquired for approximately $35.7 million ($9.0 million of cash and $26.7 million of debt). The third investment is a boutique retail development project in the Ginza shopping district of central Tokyo that closed on June 25, 2007. The total project cost is approximately $43.5 million ($13.5 million of cash and $30.0 million of debt).

The Fund Manager will generally receive a quarterly management fee at an annual rate equal to 1.25% of the aggregate capital commitments (or an annual rate of 1.5% of the aggregate capital commitments for limited partners (which includes us) with capital commitments of less than $50 million). The Fund Manager is also entitled to an acquisition fee equal to (i) for assets acquired for ground up, new development or asset repositioning involving refurbishment activity, 0.75% of CBRE Asia Fund’s pro rata share of the total acquisition cost of such investment, plus 0.375% of the amount of projected capital expenditures required for such development or refurbishment activity, or (ii) for all other assets, 0.75% of CBRE Asia Fund’s pro rata share of the total acquisition cost of such investment. We will pay our investment advisor investment management and acquisition fees with respect to our investment in CBRE Asia Fund. For a description of the investment management and acquisition fees we may pay our investment advisor in connection with our real estate investments, see “Compensation To Investment Advisor and Dealer Manager; Equity Investment By An Affiliate of The Investment Advisor.” Such fees paid to our investment advisor will be reduced, but not below zero, by our proportionate share of the management and acquisition fees paid to the Fund Manager.

Our investment in CBRE Asia Fund will result in certain conflicts of interest. For example, Robert H. Zerbst, the chairman of our board of trustees, and Laurie E. Romanak, our senior vice president, chief financial officer and secretary, are members of CBRE Asia Fund’s investment committee. Given these positions, these individuals owe fiduciary duties to these entities and their shareholders. Such fiduciary duties may from time to time conflict with the fiduciary duties owed to us and our shareholders. Our board of trustees, including all of our independent trustees not otherwise interested in the transaction, concluded that our investment in CBRE Asia Fund would be fair, competitive and commercially reasonable to us and approved the investment.

RISK FACTORS

Real property investments made outside of the United States will be subject to currency rate exposure and risks associated with the uncertainty of foreign laws and markets.

We have made, and may in the future make, real property investments, either directly or indirectly, outside of the United States. To the extent that we invest in real property located outside of the United States, in addition to risks inherent in the investment in real estate generally discussed in our prospectus, we will also be subject to fluctuations in foreign currency exchange rates and the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, political and economic instability in certain geographic locations, difficulties in managing international operations, potentially adverse tax consequences, additional accounting and control expenses and the administrative burden associated with complying with a wide variety of foreign laws. Changes in foreign currency exchange rates may adversely impact the fair values and earnings streams of our international holdings and therefore the returns on our non–dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, it is possible that we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

We will be subject to risks that result from our passive ownership of real estate, including our investment in CBRE Asia Fund.

We have invested and may make future investments in which we passively own real estate. A passive investment in real estate, such as our investment in CBRE Asia Fund involves risks not otherwise present with other methods of owning real estate. Examples of these risks include:

•	we cannot take part in the operation, management, direction or control of the real estate;

•

the party controlling the real estate may have economic or other business interests or goals that are inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties owned by such controlling party or the timing of the termination and liquidation of the controlling party; or

•	the possibility that we may incur liabilities as the result of actions taken by the controlling party.

Our ability to redeem all or a portion of our investment in CBRE Asia Fund is subject to significant restrictions.

CBRE Asia Fund is not obligated to redeem the interests of any of its investors, including us, prior to 2017. Except in certain limited circumstances such as transfers to affiliates or successor trustees or state agencies, we will not be permitted to sell our interest in CBRE Asia Fund without the prior written consent of the general partner, which the general partner may withhold in its sole discretion.

3